Exhibit V
                                                  ---------






     FOR IMMEDIATE RELEASE

     Investor Contact
     Thomas C. Cavanagh
     (201) 660-5706


                AMERICAN HOME PRODUCTS CORPORATION
                    STATEMENT REGARDING IMMUNEX


     MADISON, N.J., November 14, 1995 -- American Home Products Corporation (NYSE:AHP) confirmed today that it has been informed by Immunex Corporation (NASDAQ:IMNX), a majority owned subsidiary of AHP, that a special committee of the Immunex Board of Directors on November 13, 1995 voted unanimously to reject a transaction proposed by AHP pursuant to which AHP would acquire all of the outstanding shares of Immunex not already owned by AHP for $14.50 per share in cash.

     AHP stated that it is disappointed at the action of the Immunex special committee and that it continues to believe that the $14.50 per share offer was fair to the public shareholders of Immunex. AHP has not yet determined what, if any, further actions it may take.

     AHP is one of the world's largest research based pharmaceutical and health care products companies and is a leading developer, manufacturer and marketer of prescription drugs and over-the-counter medications.
     It is also a leader in vaccines, generic pharmaceuticals, biotechnology, agricultural products, animal health care, medical devices and food products.


                               ######